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ICICI Limited

ICICI to Enhance International Presence

The Board of Directors of ICICI at its recent meeting held a detailed discussion on ICICI Group's international strategy and decided that the present time is opportune for an enhanced international presence.

ICICI Group's preliminary strategy for growth in international business would be based on leveraging home country links and technology competencies in financial services to enter new geographies. The critical strengths, which can be leveraged to create value, include strong relationships with domestic corporates, established domain expertise in technology for financial services and existing NRI business.

In view of its importance, the Board desired an exclusive managerial focus at the level of a Board member. Accordingly, the ICICI Board has decided that Mrs. Lalita Gupte take over the responsibility for ICICI Group's international business as Joint Managing Director and Chief Operating Officer - International Business.

Except for the historical information contained herein, statements in this release which contain words or phrases such as "will", "would", "aim", "will likely result", "believe", "expect", "will continue", "anticipate", "estimate", "intend", "plan", "contemplate", "seek to", "future", "objective", "goal", "project", "should", "will pursue" and similar expressions or variations of such expressions may constitute "forward-looking statements". These forward-looking statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. These risks and uncertainties include, but are not limited to our ability to successfully implement our International Business plan, our strategy, future levels of non-performing loans, our growth and expansion, the adequacy of our allowance for credit losses, technological changes, investment income, cash flow projections, our exposure to market risks as well as other risks detailed in the reports filed by ICICI Limited with the Securities and Exchange Commission of the United States. ICICI undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date thereof.

For further press queries please contact Madhvendra Das at +9122 653-6124 or email: das@icici.com.

July 9, 2001

END